Exhibit 99.1

Press release

Paul Richman to Rejoin WiLAN as Senior Advisor to Board and Management

OTTAWA, Canada – June 17, 2014 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that Mr. Paul Richman will be rejoining the company in the capacity of Senior Advisor to its Board of Directors and its management.

Over the years, Mr. Richman has played a significant role in developing the growth strategies of Canadian intellectual property licensing companies, including WiLAN and MOSAID Technologies. In this regard, Mr. Richman worked closely with WiLAN’s CEO, Jim Skippen, and served on WiLAN’s Board of Directors, from shortly after the company had transformed itself to an intellectual property licensing organization until he retired from the board in December of 2009.

Mr. Richman holds a bachelor’s degree from the Massachusetts Institute of Technology and a master’s degree from Columbia University, both in electrical engineering, and is currently serving as the Chairman and CEO of The Consortium for Technology Licensing, Ltd., in Nissequogue, New York. Previously, for over twenty years, he was the President, Chairman and CEO of Standard Microsystems Corporation (SMSC) of Hauppauge, New York, which was sold in 2012 to Microchip Technology Inc. of Chandler, Arizona, for US$939 million. He was also the founder and first employee of SMSC.

Mr. Richman is the author of numerous articles having to do with the field of microelectronics and two textbooks, which have been translated into Japanese, Spanish, Chinese and Russian. He also holds the basic patent for Coplamos technology, which covers the use of field-doped, locally-oxidized structures for high-speed, high-density integrated circuits, such as DRAMs and microprocessors. In 1982, in recognition of his many different contributions to the field of electronics, he was elected a Fellow of the Institute of Electrical and Electronics Engineers (the IEEE), and has subsequently been awarded the IEEE’s Harold A. Wheeler Award and its Third Millennium Medal.

Mr. Richman and his wife, Ellen, are substantial shareholders in WiLAN, having recently increased their collective holdings in the company, and now own 900,000 shares.

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Press release

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 280 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “will be” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

www.wilan.com	© copyright Wi-LAN 2014	2